Amended and Restated Appendix A

To the Amended and Restated Investment Advisory Agreement dated March 21, 2013.

Fund/Class	Advisor Fee	Effective Date
EuroPac International Value Fund	1.08%	August 1, 2013
EuroPac International Bond Fund	0.60%	August 1, 2013
EuroPac Hard Assets Fund	1.08%	August 1, 2013
EP Asia Small Companies Fund	1.08%	August 1, 2013
EP China Fund	1.08%	August 1, 2013
EP Latin America Fund	1.08%	August 1, 2013
EP Strategic US Equity Fund	0.75%	August 1, 2013
EuroPac Gold Fund	0.80%	August 1, 2013
EuroPac International Dividend Income Fund	0.85%	December 23, 2013

Agreed and accepted this 5th day of December, 2013.

INVESTMENT MANAGERS SERIES TRUST	EURO PACIFIC ASSET MANAGEMENT, LLC

By:	By:
Print Name:	Print Name:
Title:	Title: